CONFIDENTIAL SEPARATION AND SEVERANCE AGREEMENT


THIS CONFIDENTIAL SEPARATION AND SEVERANCE AGREEMENT (the "Agreement") is made and entered into as of the 24th day of October, 2000, by and between Jeffrey Yapp ("Yapp") and HOLLYWOOD ENTERTAINMENT CORPORATION, an Oregon corporation ("Hollywood").

NOW, THEREFORE, in consideration of the mutual covenants and conditions hereinafter set forth, the parties hereto agree as follows:

1.	The parties agree that Yapp's separation from Hollywood shall be on the following terms and conditions:

(a) Yapp's last day of employment by Hollywood will be October 24, 2000. Hollywood will continue to pay Yapp under the following terms during the following applicable severance period (Severance Period):
(i) For the next 18 months beginning November 2000 and continuing through April 2002 on Hollywood's regular bi-monthly payroll schedule or until Yapp begins Employment with a new company or business, whichever date is earlier. "Employment" in this Agreement shall include being an employee, consultant, partner or other business arrangement wherein Yapp receives on-going compensation directly or indirectly for his services or advice.
(ii) As an exception to 1(a)(i), if Yapp obtains Employment during the next six
(6) months, he will receive a minimum of six months of severance payments beginning November 1, 2000.
(iii) As an exception to 1(a)(i) and (ii), if Yapp begins full time Employment with American Film Technologies ("AFT") on or before January 1, 2001, he shall continue to be paid for the first twelve (12) months of the period set forth in 1(a)(i) of this Agreement, as long as he remains in the full time Employment of AFT as his sole Employment. If during this twelve (12) months he should leave AFT and not have other Employment, his payment schedule shall revert back to 1
(a)(i) or (ii), whichever is applicable. If he obtains Employment elsewhere during the twelve (12) months, either upon leaving AFT or while still working for AFT, his payments from Hollywood shall terminate subject to the six month minimum under 1(a)(ii).

(b)	Yapp shall have until November 1, 2001, within which to exercise 25,000 vested employee's options at an exercise price of $6.6875 per share (" Yapp Options"). All other options granted to Yapp by Hollywood, including the remaining 277,500 vested options are hereby immediately forfeited, notwithstanding the provisions of the Hollywood's option plan governing the Yapp Options.

(c)	The deductions made in connection with Yapp's insurance coverage shall continue during the time in which he continues to be paid severance payments by Hollywood and he shall remain covered under Hollywood's health insurance plan during the applicable severance period. Hollywood will pay during the same period the amount it currently contributes to the Yapp's health insurance coverage.

 (d)	In consideration of Yapp's execution of this Agreement, Hollywood agrees to pay Yapp severance pay as set forth in 1(a) above at the rate set forth below until such time as Yapp starts new employment or the applicable severance period ends, whichever occurs first. Such severance pay shall be at a monthly gross rate of $70,833.34, which will be paid in bi-monthly payments of $35,416.67 (less payroll deductions). The first payment shall be payable on the next regular payday and continue as set forth in section 1 (a) above. State, federal, social security, and other required deductions will be deducted from each payment. Yapp shall immediately notify Hollywood upon commencement of Employment.

(e)	 Yapp will receive no payments from Hollywood other than the amounts set forth in paragraphs 1(c) and 3 of this Agreement.

2.	In consideration of the severance payment set forth in Paragraph 1(d), and in consideration of the payments and benefits described in this Agreement, Hollywood, including its subsidiaries, affiliates, parent companies, officers and directors, releases Yapp, and Yapp releases Hollywood, including its subsidiaries, affiliates, parent companies, officers, directors, and employees, from all claims and liabilities which Hollywood or Yapp have or may have against the other as of the date on which Yapp signs this Agreement. This includes, but is not limited to, claims arising under the federal, state, or local laws prohibiting employment discrimination and claims growing out of any legal restrictions on Hollywood's right to terminate its employees (for example, claims that may arise under various contract, tort, public policy, or wrongful discharge theories). Furthermore, except to enforce this Agreement, Yapp promises he will not file a lawsuit against Hollywood in connection with any aspect of his employment or termination. Yapp also waives the right to all remedies in any such action that may be brought on his behalf.

	3.	Yapp currently has loans payable to Hollywood in the principal amount of $920,000 together with accrued interest (Yapp Loans). These Yapp Loans will continue to be owing to Hollywood and the payment of such loans shall be guaranteed by the proceeds of the sale of the Yapp Options set forth in 1(b) above. Upon the exercise and sale of said options, the proceeds shall first go to the tax withholdings and/or payment of applicable taxes of the Employee for the sale of the Yapp Options and /or the forgiveness of Yapp Loans, then to the repayment of the Yapp Loans and any remaining proceeds, if any, shall be paid to Yapp. In the event that the proceeds from the sale of all of the shares from the Yapp Options are insufficient to repay the Yapp Loans or in the event that the Yapp Options are not exercised and sold prior to their expiration, the balance of the Yapp Loans shall be forgiven. Except as set forth herein, Yapp shall be responsible for the payment of all taxes resulting from the forgiveness of the Yapp Loans. Yapp understands that there have been no taxes paid or withheld by Hollywood with respect to the Yapp Loans and that Yapp shall be responsible for the payment of all taxes resulting from the forgiveness of the Yapp Loans.

4. Yapp agrees, for the twelve months following the date of this Agreement, that he will use his best efforts to maintain Hollywood's reputation and portray Hollywood in good stead with the studios and to refrain from any action which disrupts or damages Hollywood's operations, personnel, or products or which is detrimental to the image of Hollywood.

5.	Yapp may retain as his own, the office equipment at his home, lap-top computer and cell phones that he received from Hollywood. Yapp acknowledges that he has worked with proprietary and confidential information during his employment with Hollywood, and nothing herein shall relieve him of his obligations to keep such information confidential and not share or use any such information without the express written consent of Hollywood. During the period for which severance payments are being received, and in no case less than the period agreed to in the Employee Undertaking signed at the time of his commencement of employment, Yapp agrees not to compete with or be an employee, agent, contractor, or advisor with any business that is in competition with Hollywood in the territory covered by Hollywood's operations. Yapp shall not discuss any aspect of Hollywood's operations, business, or plans with any individual without the express written permission of Hollywood, unless legally required to do so and then only after giving notice to Hollywood so that Hollywood may contest any such legal requirement. Yapp may generally describe his job duties and responsibilities at Hollywood to a prospective employer. Yapp further agrees that he is no longer, nor will he represent himself as an employee or affiliate of Hollywood.

6.	During the eighteen-month term of this Agreement, whether or not if it is terminated earlier by a default by Yapp or shortened because of new employment, Yapp will not solicit or hire for himself, his employer or any other employer any employee of Hollywood

7. Yapp agrees to the terms of the Employee Undertaking signed at the time of his commencement of employment with Hollywood. (A copy attached hereto as Exhibit A)

8.	Yapp shall have the services of an administrative assistant provided by
Hollywood until January 1, 2001. During this period, Hollywood shall maintain Yapp's phone service and voice mail at Hollywood to be used to collect incoming calls to Yapp.

9.	In order to receive the payments and benefits described in paragraph 1(d)
above, Yapp must accept certain terms and conditions described in the attached "Notice and General Release" and the "ADEA Waiver and Release". Therefore, please read and review this Agreement and the attached ADEA Waiver and Release very carefully.

10.	Upon default by Yapp of this Agreement, any remaining severance payments payable under Paragraph 1 after the date of the default shall no longer be owing or payable by Hollywood. Damages to Yapp arising out of Hollywood's default of this Agreement shall be limited to the unpaid severance payments still owing under Paragraph 1.

 IN WITNESS WHEREOF, Yapp and Hollywood have executed this Agreement as of the date first above written.

YAPP						HOLLYWOOD ENTERTAINMENT
CORPORATION, an Oregon corporation



____________________________			By _________________________________
Name: Jeffrey Yapp				Mark Wattles
						Chief Executive Officer

 	NOTICE

You should thoroughly review the foregoing Agreement and the following "ADEA Waiver and Release" and understand the effect of accepting its terms before you do so.

Before you sign this Agreement, you should consult with your attorney or other advisor of your choice.

ADEA WAIVER AND RELEASE

In exchange for the payments and benefits described in paragraph 1(d), above, I, Jeffrey Yapp, knowingly and voluntarily irrevocably discharge and release Hollywood from any claim of employment discrimination arising under the Age Discrimination in Employment Act ("ADEA"), and covenant that I will not file any administrative charge or lawsuit under the ADEA which seeks to recover monetary damages or seeks reinstatement of my employment with Hollywood.

As to the full release of all claims under the ADEA, I, Jeffrey Yapp, agree that, by signing this agreement and delivering a signed copy of this Agreement to Hollywood:

(a) 	This Release is written in language I understand, and I have carefully read and fully understand all of the provisions of the ADEA Waiver and Release; and

(b) 	I have been advised in writing to consult with an attorney before signing the Release, and have had an opportunity to consult with my attorney; and

(c) 	This Release specifically releases claims under the Age Discrimination in
Employment Act of 1967; and

(d) 	This Release does not release claims under the ADEA which arise after the date of this Release; and

(e) 	The consideration given by Hollywood in exchange for the release of ADEA claims is in addition to that to which I am already entitled; and

(f)	I have been given a period of at least 21 days within which to consider the agreement; and

(g) 	I have a period of  7 days following the execution of this Release to revoke this Release, and this Release is not effective or enforceable until 8 days following the execution of this Release.

Please review this entire Agreement very carefully.

After you have thoroughly considered this Agreement, please reflect your decision below in the Acknowledgment and Election section.
 ACKNOWLEDGMENT AND ELECTION

I have carefully read and fully understand all the provisions of the Agreement and the "ADEA Waiver and Release" in this Agreement. I understand that if I accept them, they represent the entire agreement between Hollywood and me, and I acknowledge that I have not relied upon any other representations or statements (either written or oral). I have been advised that I have 21 days to consider this Release (but may sign it at any time beforehand if I so desire), and that it is recommended that I consult with an attorney in doing so. I also understand that I can revoke this Release within 7 days of signing by sending a certified letter to that effect to:

	 Donald J. Ekman, Executive Vice President
	 Hollywood Entertainment Corporation
	 9275 SW Peyton Lane
	 Wilsonville, Oregon 97070

Notwithstanding the foregoing, I understand and agree that the portion of this Release that pertains to the release of claims under the ADEA shall not become effective or enforceable and no funds shall be exchanged until the 7 day revocation period has expired, but that all other provisions of this Release will become effective upon its execution by the parties.

Please mark your choice:

_____		I wish to receive the payments and other benefits set forth in
Paragraph 1(d) of the Agreement. In exchange, I accept the terms and conditions of the Agreement.

_____		I do not accept the terms and conditions of the Agreement.  I understand that I will receive only salary compensation and related benefits through the date of termination of my employment with Hollywood as set forth in Paragraphs 1(a), (b) and (c) of the Agreement.


Name
ACCEPTED AND APPROVED:

HOLLYWOOD ENTERTAINMENT CORPORATION,
an Oregon corporation


By:
Donald J. Ekman
Executive Vice President

Date: